UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)1

Harvard Bioscience, Inc.

(Name of issuer)

Common Stock, par value $.01 per share

(Title of class of securities)

416906 10 5

(CUSIP number)

December 31, 2015

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G/A

CUSIP No. 416906 10 5
1	Name of reporting persons David Green
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,490,167
	6	Shared voting power None
	7	Sole dispositive power 1,490,167
	8	Shared dispositive power None
9	Aggregate amount beneficially owned by each reporting person 1,490,167
10	Check box if the aggregate amount in Row 9 excludes certain shares* ☐
11	Percent of class represented by amount in Row 9 4.33%
12	Type of reporting person* IN

STATEMENT ON SCHEDULE 13G/A

Item 1.	(a)	Name of Issuer

Harvard Bioscience, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

84 October Hill Road Holliston, Massachusetts 01746

Item 2.	(a)	Name of Person Filing

David Green

	(b)	Address of Principal Business Office or, if none, Residence

84 October Hill Road Holliston, Massachusetts 01746

	(c)	Citizenship

United Kingdom

	(d)	Title of Class of Securities

Common Stock, par value $.01 per share

	(e)	CUSIP Number

416906 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

STATEMENT ON SCHEDULE 13G/A

Item 4.	Ownership

(a) Amount beneficially owned:

1,490,167

(b) Percent of class:

4.33%*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

1,490,167

(ii) Shared power to vote to direct the vote:

None

(iii) Sole power to dispose or to direct the disposition of:

1,490,167

(iv) Shared power to dispose or to direct the disposition of:

None

*The percent of class is based on 33,944,207 shares of common stock outstanding as of October 31, 2015, as reported by Harvard Bioscience, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5. 2015, plus the amounts described in clauses (b) and (c) below. Includes (i) 1,026,087 issued shares beneficially owned by the reporting person, (ii) 421,178 shares issuable to the reporting person with respect to options exercisable within sixty (60) days after December 31, 2015, and (iii) 42,902 shares issuable to the Reporting Person within sixty (60) days after December 31, 2015 pertaining to a portion of an outstanding restricted stock unit that vests on January 1, 2016 (net of tax withholdings).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

STATEMENT ON SCHEDULE 13G/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016
Date

/S/ DAVID GREEN
Signature

DAVID GREEN
Name/Title